Exhibit 99.1
PRELIMINARY NOTE
At the Annual General Meeting held on June 29, 2010, the shareholders of the company approved changing the name of Babcock & Brown Air Limited to Fly Leasing Limited.
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2009.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the effect of the global economic recession on aircraft values and lease rates; the continuing availability of cash to pay dividends and meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F, for the year ended December 31, 2009 and in our Form 6-K filed with the SEC on May 7, 2010.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary, Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of Fly; (9) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (10) the terms “BBAM” and the “Servicer” refer to BBAM Aircraft Management LLC and BBAM Aircraft Management (Europe) Limited, collectively; (11) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; and (12) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)
Fly Leasing Limited
Consolidated Balance Sheets
AS OF SEPTEMBER 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Dollar amounts in thousands, except par value data)

	September 30, 2010	December 31, 2009
	(Unaudited)
Assets
Cash and cash equivalents	$113,786	$95,972
Restricted cash and cash equivalents	246,772	139,241
Rent receivables	1,661	3,927
Investment in BBAM LP	10,607	—
Flight equipment held for operating leases, net	1,601,606	1,748,988
Deferred tax asset, net	7,898	10,465
Fair market value of derivative asset	2,072	30
Other assets, net	22,037	25,509

Total assets	2,006,439	2,024,132

Liabilities
Accounts payable and accrued liabilities	4,580	5,780
Rentals received in advance	7,159	9,656
Payable to related parties	2,221	8,106
Security deposits	31,952	34,425
Maintenance payment liability	126,260	118,224
Notes payable, net	656,397	657,649
Borrowings under aircraft acquisition facility	569,816	594,566
Credit facility	39,952	32,290
Fair market value of derivative liabilities	105,140	65,726
Other liabilities	14,846	13,186

Total liabilities	1,558,323	1,539,608

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 26,628,469 and 30,279,948 shares issued and outstanding at September 30, 2010 and December 31, 2009, respectively	27	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	462,627	490,818
Retained earnings	72,791	47,844
Accumulated other comprehensive loss, net	(87,329)	(54,168)

Total shareholders’ equity	448,116	484,524

Total liabilities and shareholders’ equity	$2,006,439	$2,024,132

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)
(Dollar amounts in thousands, except per share data)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Revenues
Operating lease revenue	$51,736	$54,282	$167,419	$161,434
Equity earnings from BBAM LP	1,277	—	1,857	—
Gain on sale of aircraft	8,912	—	8,912	—
Gain on purchases of notes payable	—	12,515	—	70,136
Gain on sale of option to purchase notes payable	—	—	12,501	—
Lease termination settlement	570	611	1,739	7,707
Interest and other income	115	387	1,304	2,117

Total revenues	62,610	67,795	193,732	241,394

Expenses
Depreciation	21,320	21,128	63,701	62,488
Interest expense	18,781	20,382	56,603	60,969
Selling, general and administrative	6,836	4,765	19,481	15,888
Debt purchase option amortization	—	3,409	947	4,476
Maintenance and other costs	1,080	498	2,433	1,493

Total expenses	48,017	50,182	143,165	145,314

Net income before provision for income taxes	14,593	17,613	50,567	96,080
Provision for income taxes	2,391	3,164	8,538	20,686

Net income	$12,202	$14,449	$42,029	$75,394

Weighted average number of shares:
Basic	27,259,400	30,279,948	28,797,896	31,017,554
Diluted	27,304,430	30,279,948	28,838,684	31,017,554
Earnings per share:
Basic	$0.45	$0.48	$1.46	$2.43
Diluted	$0.45	$0.48	$1.46	$2.43
Dividends declared and paid per share	$0.20	$0.20	$0.60	$0.60
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity	Income
Balance January 1, 2009	100	$—	32,488,911	$32	$499,882	$(16,584)	$(93,917)	$389,413
Dividends to shareholders	—	—	—	—	—	(18,609)	—	(18,609)
Shares repurchased	—	—	(2,208,963)	(2)	(9,064)	—	—	(9,066)
Net income	—	—	—	—	—	75,394	—	75,394	$75,394
Net change in the fair value of derivatives, net of deferred tax of $3,772	—	—	—	—	—	—	26,402	26,402	26,402
Reclassified from other comprehensive income into earnings, net of deferred tax of $24	—	—	—	—	—	—	(164)	(164)	(164)

Comprehensive income, net									$101,632

Balance September 30, 2009 (unaudited)	100	$—	30,279,948	$30	$490,818	$40,201	$(67,679)	$463,370

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income
Balance January 1, 2010	100	$—	30,279,948	$30	$490,818	$47,844	$(54,168)	$484,524
Dividends to shareholders	—	—	—	—	—	(17,082)	—	(17,082)
Shares repurchased	—	—	(3,651,479)	(3)	(35,471)	—	—	(35,474)
Stock based compensation	—	—	—	—	2,771	—	—	2,771
Additional capital contribution	—	—	—	—	4,509	—	—	4,509
Net income	—	—	—	—	—	42,029	—	42,029	$42,029
Net change in the fair value of derivatives, net of deferred tax of $4,709	—	—	—	—	—	—	(32,968)	(32,968)	(32,968)
Reclassified from other comprehensive income into earnings, net of deferred tax of $28	—	—	—	—	—	—	(193)	(193)	(193)

Comprehensive income, net									$8,868

Balance September 30, 2010 (unaudited)	100	$—	26,628,469	$27	$462,627	$72,791	$(87,329)	$448,116

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)
(Dollar amounts in thousands)

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2010	2009
Cash Flows from Operating Activities
Net Income	$42,029	$75,394
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from BBAM LP	(1,857)	—
Gain on purchases of notes payable	—	(70,136)
Gain on sale of option to purchase notes payable	(12,501)	—
Gain on sale of aircraft	(8,912)	—
Depreciation	63,701	62,488
Amortization of debt issuance costs	5,980	5,204
Amortization of lease incentives	4,048	3,188
Amortization of debt purchase option	947	4,476
Amortization of lease discounts/premiums and other items	127	(1,104)
Share-based compensation	2,771	—
Deferred income taxes	7,170	20,564
Unrealized gain on derivative instruments	(221)	(187)
Professional fees paid by Babcock & Brown	2,180	—
Maintenance payment liability relieved	(12,008)	—
Changes in operating assets and liabilities:
Rent receivables	(436)	(4,456)
Other assets	127	3,694
Payable to related parties	(7,276)	3,317
Accounts payable and accrued liabilities	387	(3,909)
Rentals received in advance	(2,497)	5
Other liabilities	207	1,413

Net cash flows provided by operating activities	83,966	99,951

Cash Flows from Investing Activities
Investment in BBAM LP	(8,750)	—
Proceeds from sale of aircraft	86,272	—
Lessor contribution to maintenance	(2,878)	(6,063)

Net cash flows used in investing activities	74,644	(6,063)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(107,531)	(16,803)
Security deposits received	3,572	5,447
Security deposits returned	(3,585)	(6,372)
Maintenance payment liability receipts	33,091	27,984
Maintenance payment liability disbursements	(5,785)	(8,036)
Debt issuance costs	(54)	(209)
Option to purchase notes payable	—	(7,000)
Proceeds from sale of option to purchase notes payable	12,501	—
Proceeds from credit facility	5,894	30,837
Notes payable purchases	—	(70,972)
Repayment of notes payable	(1,546)	—
Repayment of Aircraft Acquisition Facility	(24,750)	—
Repayment of credit facility	(47)	—
Shares repurchased	(35,474)	(9,066)
Dividends paid	(17,082)	(18,609)

Net cash flows used in financing activities	(140,796)	(72,799)

Net increase in cash	17,814	21,089
Cash at beginning of period	95,972	56,763

Cash at end of period	$113,786	$77,852

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2010	2009
Supplemental Disclosure:
Cash paid during the period for:
Interest	$49,944	$55,722
Taxes	34	44
Noncash Activities:
Security deposits netted against end of lease payments	900	—
Maintenance payment liabilities and claims netted against end of lease payments	435	—
Rent received netted against sales price from sale of flight equipment	319	—
Security deposits netted against sales price from sale of flight equipment	791	—
Maintenance payment liabilities and claims netted against sales price from sale of flight equipment	5,411	—
Security deposit applied to rent receivables	769	—
Maintenance payment claim applied to rent receivables	1,416	—
Additional capital contribution from Babcock & Brown	4,509	—
Debt issuance costs netted with proceeds from credit facility	1,815	1,453
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010
1. ORGANIZATION
Fly Leasing Limited (formerly known as Babcock & Brown Air Limited, the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The change of name was approved by the shareholders of the Company at the Annual General Meeting held on June 29, 2010. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (formerly known as Babcock & Brown Air Management Co. Limited, the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.
On April 29, 2010, the management team of BBAM, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in BBAM, the Manager and certain other companies that manage and service Fly and its aircraft portfolio (“Aviation Assets Purchase Transaction”).
On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM Holdings, Ltd. (“Fly-BBAM”), purchased a 15% interest in BBAM Limited Partnership (“BBAM LP”), a newly formed, privately-held aircraft leasing and management business for $8.75 million. BBAM LP is a majority owned subsidiary of Summit and provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owns the remaining 85% interest in BBAM LP.
On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made aggregate grants of 599,999 shares in the form of stock appreciation rights and restricted stock units to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements.
Also on April 29, 2010, the Company repurchased 2,011,265 of its ADSs from Babcock & Brown at a price of $8.78 per share or $17.7 million pursuant to a Securities Repurchase Agreement (“Securities Repurchase Agreement”).
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. On July 30, 2010, the Company repurchased the remaining 1,411,264 shares held by Babcock & Brown. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. The Company repurchased an additional 228,950 shares at a weighted average price of $11.93 per share in August and September 2010. At September 30, 2010, there were 26,628,469 shares outstanding and the remaining balance of the 2010 Repurchase Program was $12.4 million.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

Fly has a 15% interest in BBAM LP. The Company does not have voting control or otherwise control BBAM LP. Fly accounts for its interest using the equity method under which its investment is initially recorded at cost. The carrying amount of Fly’s investment is affected by the Company’s share of BBAM LP’s undistributed earnings and losses, and distributions of dividends and capital. The Company periodically reviews the carrying amount of its investment in BBAM LP, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If the investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.
The Company currently has only one operating and reportable segment which is aircraft leasing.
The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
NEW ACCOUNTING PRONOUNCEMENTS
In accordance with a FASB pronouncement, commencing March 31, 2010 the Company has performed, as applicable, ongoing analysis and reassessment to determine whether it holds a variable interest or interests that give it a controlling financial interest in any variable interest entity. The pronouncement identified the characteristics of the primary beneficiary of a variable interest entity and amended the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.
On January 21, 2010, the FASB issued an accounting standard update that requires an entity to provide additional disclosure regarding fair value measurements including: (i) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, (ii) the reasons for any transfers in or out of Level 3 and (iii) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis (“Level 3 Reconciliation Information”). In addition to these new disclosure requirements, certain existing required disclosure requirements were also clarified. Except for the Level 3 Reconciliation Information requirement, the accounting standard update is effective for interim and annual reporting periods beginning in 2010.
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of September 30, 2010 and December 31, 2009, the Company had 59 and 62 aircraft held for operating leases, respectively. The Company sold three aircraft in September 2010 and recognized a gain on sale totaling $8.9 million. A portion of the proceeds received will be used to repay the Note balance associated with the three aircraft (See Note 16). No aircraft were acquired during the nine months ended September 30, 2010.
Flight equipment held for operating leases consist of the following:

	September 30, 2010	December 31, 2009
	(Dollars in thousands)
Cost	$1,818,469	$1,912,825
Accumulated depreciation	(216,863)	(163,837)

Net Flight Equipment Held for Operating Leases	$1,601,606	$1,748,988

On August 2, 2010, one of the Company’s lessees, Mexicana, sought protection from its creditors with bankruptcy filings.  The Company had one aircraft on lease with Mexicana and terminated the lease on August 9, 2010.  The Company entered into a court approved settlement agreement with Mexicana on October 12, 2010 and the Company has taken repossession of this aircraft. In connection with the termination of the lease, the Company recognized end of lease income of $2.9 million. In addition, the Company wrote off receivables of $0.3 million and may be responsible for approximately $0.5 million of maintenance expenses incurred by Mexicana in connection with work performed on one of the aircraft’s engines. The Company expects to incur additional charges in taking possession of the aircraft and preparing it for re-lease.
The Company capitalized $1.1 million of major maintenance expenditures for the nine months ended September 30, 2009. These amounts have been included in flight equipment held for operating leases. The Company did not capitalize any major maintenance expenditures for the nine months ended September 30, 2010.
The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.
The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	September 30, 2010		December 31, 2009
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$95,451	6%	$130,674	8%
The Netherlands	122,527	8%	126,636	7%
Russia	77,036	5%	82,567	5%
Spain	75,655	5%	77,791	4%
United Kingdom	69,884	4%	72,569	4%
Other	293,402	18%	334,338	19%

Europe, Middle East and Africa — Total	733,955	46%	824,575	47%

Asia Pacific:
India	212,689	13%	254,141	15%
China	66,703	4%	142,925	8%
Other	64,255	4%	36,302	2%

Asia Pacific — Total	343,647	21%	433,368	25%

North America:
United States	290,942	18%	302,756	17%
Other	37,999	3%	39,115	3%

North America — Total	328,941	21%	341,871	20%

Mexico, South and Central America:
Mexico	130,942	8%	149,174	8%

Mexico, South and Central America — Total	130,942	8%	149,174	8%

Off-lease — Total	64,121	4%	—	—

Total Flight Equipment	$1,601,606	100%	$1,748,988	100%

As of September 30, 2010 and December 31, 2009, the Company had 59 and 62 aircraft held for operating leases, respectively. At September 30, 2010, aircraft held for operating leases were on lease to 33 lessees in 21 countries, with four aircraft off-lease. At December 31, 2009, aircraft held for operating leases were on lease to 36 lessees in 19 countries. The distribution of operating lease revenue by geographic region for the three months ended September 30, 2010 and 2009 is as follows:

	Three months		Three months
	ended		ended
	September 30,		September 30,
	2010		2009
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$3,543	7%	$4,272	8%
The Netherlands	4,091	8%	4,084	8%
Russia	2,735	5%	2,842	5%
Spain	2,053	4%	2,053	4%
United Kingdom	2,310	5%	2,333	4%
Other	9,461	18%	11,336	21%

Europe, Middle East and Africa — Total	24,193	47%	26,920	50%

Asia Pacific:
India	5,628	11%	6,847	13%
China	2,964	6%	4,104	7%
Other	1,310	2%	707	1%

Asia Pacific — Total	9,902	19%	11,658	21%

North America:
United States	9,908	19%	9,908	18%
Other	1,253	3%	1,253	3%

North America — Total	11,161	22%	11,161	21%

Mexico, South and Central America:
Mexico	6,480	12%	4,543	8%

Mexico, South and Central America — Total	6,480	12%	4,543	8%

Total Operating Lease Revenue	$51,736	100%	$54,282	100%

The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2010 and 2009 is as follows:

	Nine months		Nine months
	ended		ended
	September 30,		September 30,
	2010		2009
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$12,043	7%	$12,903	8%
The Netherlands	12,273	7%	12,243	8%
Russia	8,115	5%	7,293	5%
Spain	6,160	4%	6,160	4%
United Kingdom	6,937	4%	7,456	5%
Other	36,680	22%	32,234	18%

Europe, Middle East and Africa — Total	82,208	49%	78,289	48%

Asia Pacific:
India	19,127	11%	20,683	13%
China	13,630	8%	12,673	8%
Other	3,565	3%	2,388	1%

Asia Pacific — Total	36,322	22%	35,744	22%

North America:
United States	29,725	18%	29,692	18%
Other	3,757	2%	3,757	3%

North America — Total	33,482	20%	33,449	21%

Mexico, South and Central America:
Mexico	15,407	9%	13,952	9%

Mexico, South and Central America — Total	15,407	9%	13,952	9%

Total Operating Lease Revenue	$167,419	100%	$161,434	100%

The Company had one customer that accounted for 10% or more of total operating lease revenue for the three month period ended September 30, 2010. One of the aircraft leased to this customer was sold in September 2010. The Company had no customer that accounted for 10% or more of total operating lease revenue for the three month period ended September 30, 2009. The Company had no customer that accounted for 10% or more of total operating lease revenue for the nine month periods ended September 30, 2010 or 2009. In 2009, the Company stopped accruing rent from one lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company collected rental revenue of $1.3 million from this lessee during each of the three months ended September 30, 2010 and 2009. During the nine months ended September 30, 2010 and 2009, the Company collected rental revenue of $3.2 million and $2.1 million from this lessee, respectively. In July 2010, the Company stopped accruing rent from a second lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company collected rental revenue of $0.6 million and $3.9 million from this lessee during the three and nine months ended September 30, 2010, respectively.
For the three and nine months ended September 30, 2010, the Company included in operating lease revenue maintenance payment liabilities retained at the end of lease and aircraft redelivery income totaling $3.0 million and $17.2 million, respectively. There were no maintenance payment liabilities retained at end of lease or at the time of aircraft redeliveries during the three and nine months ended September 30, 2009.
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was approximately ($0.1) million and $0.4 million for the three months ended September 30, 2010 and 2009, respectively. For the nine months ended September 30, 2010 and 2009, the net lease discounts, net of lease premiums amortized totaled $0.3 million and $1.6 million, respectively.
For the three months ended September 30, 2010 and 2009, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.4 million and $1.1 million, respectively. Amortization of lease incentives recorded as a reduction of operating lease revenue totaled $4.0 million and $3.2 million for the nine months ended September 30, 2010 and 2009, respectively.
As of September 30, 2010 and December 31, 2009, the weighted average remaining lease term of the Company’s aircraft portfolio was 4.4 years and 4.8 years, respectively.
In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments through 2012 with interest at 8.0% per annum. Payments totaling approximately $0.6 million were received during each of the three months ended September 30, 2010 and 2009. During the nine months ended September 30, 2010 and 2009, payments totaling $1.7 million and $7.7 million were received, respectively, and $2.9 million remains to be collected under the settlement agreement. Due to collectability concerns, future payments will only be recognized as cash is received.
4. INVESTMENT IN BBAM LP
On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP, a newly formed, privately-held aircraft leasing and management business for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owns the remaining 85% interest in BBAM LP.
The Company recognized $1.3 million and $1.9 million in equity earnings from its investment in BBAM LP for the three and nine months ended September 30, 2010, respectively.
5. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts, which were used to partially finance the acquisition of aircraft. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.

For each month between July 2010 and August 2012, there are scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Of this amount, approximately $0.2 million will be paid to a subsidiary of the Company, in respect of Notes that it purchased and continues to hold. During the nine months ended September 30, 2010, the Company made principal repayments on the Notes of $1.5 million. The Company did not make any principal repayments during the nine months ended September 30, 2009.
Effective after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Approximately 20% of the amounts applied to the outstanding principal Note balance will be returned to the Company in respect of Notes it purchased and continues to hold. The final maturity date of the Notes is November 14, 2033.
The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, together with accrued and unpaid interest, as specified in the indenture governing the Notes.
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. Beginning August 2012, it will also be subject to an interest coverage ratio. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of September 30, 2010, B&B Air Funding was not in default under the Notes.
In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended on April 29, 2010 to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•
Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to the fifth anniversary of April 29, 2010 for any reason other than death or disability; and

•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

During the nine months ended September 30, 2009, the Company, through a wholly-owned subsidiary, purchased a total of $144.4 million principal amount of the Notes, for a total purchase price of $71.0 million, including associated expenses. These amounts include $25.0 million principal amount of Notes purchased on exercise of an option. In connection with the purchase of the Notes, the Company expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totaling $3.3 million. The Company recognized a pre-tax gain of $70.1 million on the purchase of Notes. Subsequent to September 30, 2009, the Company exercised an option to purchase an additional $25.0 million principal amount of Notes for a total purchase price of $12.0 million, including associated expenses. As of September 30, 2010, the Company owns $169.4 million of Notes through a wholly-owned subsidiary. The purchased Notes remain outstanding.
As of September 30, 2010 and December 31, 2009, the Notes balance was $657.1 million and $658.7 million, respectively, which is net of the Notes purchased by the Company’s subsidiary totaling $169.4 million. The unamortized discount associated with the Notes totaled $0.7 million and $1.0 million as of September 30, 2010 and December 31, 2009, respectively. Accrued interest totaled $0.3 million at September 30, 2010 and December 31, 2009.

During the nine months ended September 30, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of September 30, 2010 and December 31, 2009, B&B Air Funding had not drawn on the Note Liquidity Facility.
The financial guaranty insurance policy (the “Policy”) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Notes.
6. AIRCRAFT ACQUISITION FACILITY

	Balance as of	Balance as of
Aircraft Acquisition Facility:	September 30, 2010	December 31, 2009
	(Dollars in thousands)
Principal — Tranche A	$385,816	$410,566
Principal — Tranche B	184,000	184,000

Borrowings under aircraft acquisition facility	569,816	594,566
Equity Tranche	96,000	96,000

Total Aircraft Acquisition Facility	$665,816	$690,566

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for aircraft financing consisting of up to a $920.0 million Tranche A borrowing, $184.0 million Tranche B borrowing and a $96.0 million equity tranche from Fly. Tranches A and B are provided by a consortium of third party lenders and are subject to customary terms and conditions. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009, and the Company may not borrow any additional amounts. B&B Air Acquisition funds in accordance with the facility agreement a cash collateral account that was established for the benefit of the lenders. As of September 30, 2010 and December 31, 2009, the cash collateral account had a balance of $36.4 million and $30.4 million, respectively.
Since November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest, certain expenses and a return paid to Fly on its $96.0 million equity tranche. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. During the nine months ended September 30, 2010, the Company made principal repayments on the Aircraft Acquisition Facility of $24.8 million. The Company did not make any principal repayments during the nine months ended September 30, 2009.
Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments.
Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. The first quarterly installment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in either an event of default or a requirement to post additional cash collateral under the Aircraft Acquisition Facility.

In conjunction with the closing of the Aviation Assets Purchase Transaction, the loan agreement for the facility was amended on April 29, 2010 to remove defaults which would have been triggered if Babcock & Brown ceased to hold at least 5% of the Company’s shares or 51% of the capital stock of BBAM. Pursuant to the amendment, default events now include (i) BBAM LP ceases to own 51% of the Servicer or (ii) the Company ceases to own at least 5% of BBAM LP.
In addition, the Company amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the Servicer must deliver financial statements of BBAM LP on a quarterly and annual basis to the lenders and to Fly.
7. CREDIT FACILITY
The Company had a $32.3 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of December 31, 2009, the Company had borrowed $32.3 million under the agreement. The Credit Facility was secured by a pledge of the Company’s rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of the Company.
On August 16, 2010, the Credit Facility was amended and restated (“Amended Credit Facility”) to increase the Company’s borrowing capacity to up to $85.0 million with a lower collateral requirement and interest. The Amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of September 30, 2010, the extension options had nominal value.
As of September 30, 2010, the Company had borrowed $40.0 million under the Amended Credit Facility. The Amended Credit Facility is currently secured by a pledge of the Company’s rights, title and interest in $80.0 million principal amount of Notes held by a wholly-owned subsidiary of the Company. The Company is subject to certain interest coverage ratios and other financial covenants as specified in the Amended Credit Facility. As of September 30, 2010, the Company was not in default under the Amended Credit Facility.
8. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of September 30, 2010 and December 31, 2009, the Company had interest rate swap contracts with notional amounts aggregating $1,088.8 million and $1,175.8 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $105.1 million and $65.7 million as of September 30, 2010 and December 31, 2009, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of September 30, 2010 and December 31, 2009, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $2.1 million and $30,000, respectively.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the three months ended September 30, 2010 and 2009, the Company recorded a net unrealized loss of $13.1 million and $10.5 million, after the applicable net tax benefit of $1.9 million and $1.5 million, respectively. For the nine months ended September 30, 2010 and 2009, the Company recorded a net unrealized loss of $33.0 million and a net unrealized gain of $26.4 million, after the applicable net tax benefit of $4.7 million and net tax provision of $3.8 million, respectively.
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of Fly’s credit risk in valuing derivative liabilities. The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

As of September 30, 2010, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$234,956	$(28,552)	$1,838	$(26,714)	$3,339	$(23,375)	$—
10/14/2015	4.93%	234,956	(28,552)	1,838	(26,714)	3,339	(23,375)	—
11/15/2015	4.36%	26,701	(3,386)	212	(3,174)	397	(2,777)	—
12/15/2015	4.37%	26,707	(3,415)	218	(3,197)	400	(2,797)	—
9/15/2015	4.36%	27,216	(3,427)	207	(3,220)	402	(2,818)	—
11/15/2015	4.37%	26,970	(3,448)	217	(3,231)	404	(2,827)	—
1/14/2015	3.40%	63,297	(4,803)	263	(4,540)	568	(3,972)	—
3/15/2018	3.31%	183,126	(12,922)	658	(12,264)	1,533	(10,731)	—
8/15/2015	3.85%	28,490	(2,345)	123	(2,222)	278	(1,944)	—
5/15/2016	4.49%	44,747	(5,461)	376	(5,085)	636	(4,449)	—
3/15/2015	4.22%	26,753	(3,100)	169	(2,931)	366	(2,565)	—
4/15/2015	4.07%	28,760	(3,187)	169	(3,018)	377	(2,641)	—
10/15/2016	4.25%	26,753	(3,456)	252	(3,204)	401	(2,803)	—
10/15/2012	2.30%	109,330	(3,896)	101	(3,795)	474	(3,321)	—
Accrued interest			(1,831)		(1,831)			—

Total — derivative liabilities		$1,088,762	$(111,781)	$6,641	$(105,140)	$12,914	$(90,395)	$—

As of September 30, 2010, the Company had the following derivative asset (dollar amounts in thousands)

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	1,650	2,171	(99)	2,072	(259)	1,813	—
Terminated Contract		—	—	—	—	(179)	1,253	193

Total — derivative asset		$1,650	$2,171	$(99)	$2,072	$(438)	$3,066	$193

9. SHARE-BASED COMPENSATION
Description of Plan
On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. The Company made an initial grant aggregating 599,999 shares in the form of SARs and RSUs to certain employees of BBAM LP who provide services to Fly pursuant to management and servicing agreements.
SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.

The holder of a SAR or RSU grant is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU that has been granted. For each Dividend Equivalent, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and Dividend Equivalent’s expiration (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are either exercised, cancelled, forfeited or expired. Dividend Amounts are payable to the holder only when the SAR or RSU on which the Dividend Equivalent applies has vested.
Valuation Assumptions
The Company accounts for grants to the CEO and CFO as grants to employees and grants to other BBAM LP employees as grants to non-employees. Grants to employees are valued at the grant date and amortized on a straight-line basis into share-based compensation expense over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested.
The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Risk-free interest rate	2.26% - 2.73%	2.26% - 2.73%
Volatility	67% - 70%	67% - 70%
Expected life	6 - 10 years	6 - 10 years
The expected stock price volatility was determined based on the historical volatility of the Company’s common stock as well as other companies operating in similar businesses. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant, or as applicable as of the measurement date, for the period corresponding with the expected life of the SAR. The dividend yield assumption was not factored into the valuation model as the SAR grant holder is entitled to the Dividend Amount.
Grant Activity
A summary of the Company’s SARs activity for the period are presented as follows (in thousands, except number of shares and weighted average exercise price):

Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual
	shares	price	life (in years)
Outstanding at January 1, 2010	—	—	—
SARs granted	359,605	$12.42	9.6
SARs exercised	—	—	—
SARs canceled	—	—	—

Outstanding at September 30, 2010	359,605	$12.42	9.6

Exercisable at September 30, 2010	—	—	—

SARs granted to employees and non-employees during the nine months ended September 30, 2010 totaled 69,363 and 290,242, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $13.12 as of September 30, 2010. The SARs had an intrinsic value of $0.3 million as of September 30, 2010. The grant date fair value of the SARs was $2.9 million.

A summary of the Company’s RSU activity for the nine months ended September 30, 2010 is as follows:

		Weighted average
		grant date fair
	Number of shares	value
Outstanding and unvested at January 1, 2010	—	—
RSUs granted	240,394	$12.42
RSUs vested	—	—
RSUs canceled	—	—

Outstanding and unvested at September 30, 2010	240,394	$12.42

RSUs granted to employees and non-employees during the nine months ended September 30, 2010 totaled 46,368 and 194,026, respectively. The weighted average grant date fair value was determined based on the closing market price of the Company’s ADSs on the date of the award. The aggregate intrinsic value of RSUs outstanding using the closing price of $13.12 per ADS as of September 30, 2010 was $3.2 million.
Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $1.9 million and $2.8 million for the three and nine month periods ended September 30, 2010, respectively. Total unamortized share-based compensation expense totaled $3.7 million at September 30, 2010. As of September 30, 2010, unvested RSUs and SARs had a weighted average remaining vesting term of 1.1 years.
10. EARNINGS PER SHARE
Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income by the sum of weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.
The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$12,202	$14,449	$42,029	$75,394
Denominator
Denominator for basic earnings per share-weighted average shares outstanding	27,259,400	30,279,948	28,797,896	31,017,554
Dilutive common equivalent shares:
RSUs	45,030	—	40,788	—
SARs	—	—	—	—
Denominator for diluted earnings per share-weighted average shares outstanding, assuming exercise of potential dilutive common shares	27,304,430	30,279,948	28,838,684	31,017,554
Earnings per share:
Basic	$0.45	$0.48	$1.46	$2.43
Diluted	$0.45	$0.48	$1.46	$2.43
For the three and nine months ended September 30, 2010, 359,605 SARs were not included in diluted earnings per share as their effect would be anti-dilutive.
11. INCOME TAXES
Fly is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, Fly and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided for the gain associated with the purchase of notes payable and on the gain resulting from the sale of the option. Fly’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income. Fly-BBAM will be subject to U.S. federal and state taxes for its share of BBAM LP’s U.S. sourced taxable income. Subject to limitations under current Irish tax regulations, U.S. taxes paid may be credited against the Company’s Irish tax liability.

Income tax expense by jurisdiction is shown below:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	(Dollars in thousands)
Deferred tax expense:
Ireland	$1,448	$3,137	$7,265	$20,564
France	14	—	14	—
United States	(110)	—	(110)	—

Deferred tax expense — total	1,352	3,137	7,169	20,564

Current tax expense:
Ireland	348	29	450	113
France	7	(2)	34	9
United States	684	—	885	—

Current tax expense — total	1,039	27	1,369	122

Total Income Tax Expense	$2,391	$3,164	$8,538	$20,686

The principal components of the Company’s net deferred tax asset are as follows:

	September 30, 2010	December 31, 2009
	(Dollars in thousands)
Ireland:
Excess of tax depreciation over book depreciation	$(34,964)	$(19,162)
Net operating loss carry forwards	52,808	41,604
Net unrealized losses on derivative instruments	12,476	7,738
Net earnings of non-European Union member subsidiary	(22,422)	(19,715)

Deferred Tax Asset, Net	$7,898	$10,465

The Company has determined that no valuation allowance against its deferred tax asset was necessary as of September 30, 2010 and December 31, 2009.
12. COMMITMENTS AND CONTINGENCIES
During the quarter ended September 30, 2010, the Company entered into sale-leaseback agreements with flyDubai for the purchase of three new aircraft for an aggregate purchase price of approximately $122.4 million.  Subsequent to quarter end, the Company sold its right to purchase one of these aircraft to a third party prior to its delivery from the manufacturer.  The remaining two aircraft are scheduled to be delivered in December 2010 and February 2011.  The remaining purchase price commitment for these two aircraft is approximately $81.6 million.
The Company has an agreement to sell one of the aircraft from the Initial Portfolio for a base purchase price of approximately $11.8 million upon expiration of the current lease in November 2010.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
13. RELATED PARTY TRANSACTIONS
Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, BBAM is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the three month periods ended September 30, 2010 and 2009, base and rent fees incurred amounted to $1.8 million and $1.9 million, respectively. For the nine month periods ended September 30, 2010 and 2009, base and rent fees incurred amounted to $5.4 million and $5.6 million, respectively.
BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, BBAM is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For the three month periods ended September 30, 2010 and 2009, $0.3 million and $0.2 million of administrative fees were paid, respectively. For the nine month periods ended September 30, 2010 and 2009, $0.8 million and $0.7 million of administrative fees were paid, respectively.
For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives 1.5% of the sales proceeds of all disposed aircraft. For the three and nine months ended September 30, 2010 and 2009, the Company did not acquire any aircraft. For the three and nine months ended September 30, 2010, $1.5 million of fees were incurred for aircraft dispositions, respectively. No aircraft disposition fees were incurred in 2009.
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the three month periods ended September 30, 2010 and 2009, the Company incurred $1.6 million and $1.5 million of Management Expenses, respectively. For the nine month periods ended September 30, 2010 and 2009, the Company incurred $4.7 million and $4.5 million of Management Expenses, respectively.
In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.1 million and $0.2 million of reimbursable expenses due to the Manager at September 30, 2010 and December 31, 2009, respectively.
In conjunction with the Aviation Assets Purchase Transaction, the management agreement with the Manager was amended on April 29, 2010. The Manager is now indirectly owned by BBAM LP, a newly formed, privately-held aircraft leasing and management business entity which is owned 15% by Fly and owned 85% by Summit. BBAM, now indirectly owned by BBAM LP, will continue to service Fly’s aircraft portfolio and will provide management and administrative services to the Company. The term of the new management agreement is for five years, with five-year renewals. The agreement also provides for an early termination fee payable by Fly, which declines upon each renewal, during the first three five-year terms.
Also in conjunction with the Aviation Asset Purchase Transaction, on April 29, 2010, Summit purchased 1,000,000 shares of the Company from Babcock & Brown at a price of $8.78 per share or $8.8 million. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.
14. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, credit facilities and notes payable. The Company’s notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.
The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. Where available, the fair value of the Company’s notes payable and credit facilities is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include flight equipment held for operating leases and investment in affiliated limited partnership. Fly accounts for its investment in affiliate under the equity method (See Note 2). The company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the nine months ended September 30, 2010 and the year ended December 31, 2009, no flight equipment was recorded at fair value.
The carrying amounts and fair values of the Company’s financial instruments are as follows:

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$656,397	$538,246	$657,649	$480,084
Aircraft acquisition facility	569,816	534,763	594,566	536,505
Credit facility	39,952	39,952	32,290	32,290
Derivative asset	2,072	2,072	30	30
Derivative liabilities	105,140	105,140	65,726	65,726
In accordance with a FASB pronouncement, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values.
The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
As of September 30, 2010 and December 31, 2009, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
September 30, 2010:
Derivative asset	—	2,072	—	2,072
Derivative liabilities	—	105,140	—	105,140
December 31, 2009:
Derivative asset	—	30	—	30
Derivative liabilities	—	65,726	—	65,726
15. SHAREHOLDERS’ EQUITY
In June 2008, the Company’s Board of Directors approved a share repurchase program. The Board of Directors subsequently approved an extension of the share repurchase program through June 2010. Under this program, the Company had repurchased 3,323,502 shares at an average price of $4.68 per share, or $15.6 million.

Pursuant to a Securities Repurchase Agreement, the Company repurchased 2,011,265 of its shares from Babcock & Brown on April 29, 2010 at a price of $8.78 per share or $17.7 million.
On May 3, 2010, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. On July 30, 2010, the Company repurchased the remaining 1,411,264 shares held by Babcock & Brown. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. The Company also repurchased an additional 228,950 shares at a weighted average price of $11.93 per share in August and September 2010. At September 30, 2010, there were 26,628,469 shares outstanding and the remaining balance of the 2010 Repurchase Program was $12.4 million.
In connection with the Aviation Assets Purchase Transaction, Babcock & Brown reimbursed the Company’s out-of-pocket expenses and other professional fees totaling $4.5 million which were incurred in connection with obtaining consents and approvals from Fly’s lenders, and amending the Management and Servicing Agreements. Of this amount, the Company capitalized $2.3 million as debt issuance costs and recognized an expense for the balance of $2.2 million which was included in selling, general and administrative expenses. The reimbursement by Babcock & Brown was recorded as an additional capital contribution.
Share-based compensation related to SARs and RSUs granted under the 2010 Plan totaled $2.8 million for the nine months ended September 30, 2010.
16. SUBSEQUENT EVENTS
On October 14, 2010, the Company made principal payments of approximately $67.3 million to holders of the Notes in connection with the sale of three aircraft at the end of September 2010 in accordance with the terms of the Notes. Approximately $13.5 million of the principal payments were made to subsidiaries of the Company which had purchased $169.4 million principal amount of the Notes in 2009. The Company used an additional $3.3 million to repay principal under the Amended Credit Facility.
On October 15, 2010, the Company declared a dividend of $0.20 per share or approximately $5.3 million. The dividend is payable on November 19, 2010 to shareholders of record at October 29, 2010.
On October 27, 2010, the Company sold its position in one of its flyDubai aircraft to an unrelated party generating fee income of $2.2 million and paid a servicing fee of $1.0 million to BBAM.
Subsequent to quarter end, we negotiated the termination of one lease for a B737-800 scheduled to expire in December 2017.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F dated December 31, 2009. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.
Overview
Fly is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under medium-term to long-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 59 aircraft.
Although we are organized under the laws of Bermuda, we are resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. On October 2, 2007, we completed our initial public offering (“IPO”), private placement of our shares (“Private Placement”) and through our subsidiary, B&B Air Funding, completed the issuance of $853.0 million in Notes at an offering price of 99.71282%, or $850.6 million. Using a portion of the net proceeds from the IPO, the Private Placement and Notes issuance, we acquired our Initial Portfolio of 47 commercial jet aircraft.
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into an Aircraft Acquisition Facility that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from Fly. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding principal.
For the three and nine months ended September 30, 2010, we had net income of $12.2 million and $42.0 million, or diluted earnings per share of $0.45 and $1.46, respectively. Net cash flows provided by operating activities for the nine months ended September 30, 2010 totaled $84.0 million. Net cash flow provided by investing activities was $74.6 million and net cash used in financing activities was $140.8 million for the nine months ended September 30, 2010. We paid $17.1 million in dividends during the nine months ended September 30, 2010.
Net income for the nine months ended September 30, 2010 included an after tax gain on sale of options to purchase notes payable of $0.33 per share. We sold to an unrelated third party our rights to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received consideration of $12.5 million. Net income for the nine months ended September 30, 2009 included a gain of $70.1 million on purchases of Notes.
On April 29, 2010, the management of BBAM, through Summit Aviation Partners LLC (“Summit”), completed its purchase of substantially all of the aviation assets of Babcock & Brown and its affiliates, including its ownership interests in BBAM, our Manager and certain other companies that manage and service Fly and our aircraft portfolio (“Aviation Assets Purchase Transaction”). In connection with the transaction, the Company, through a wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP, a newly formed privately held aircraft leasing and management business. BBAM LP provides management and administrative services to us and also services our aircraft portfolio. The remaining 85% interest in BBAM LP is owned by Summit. Also as part of the transaction, Summit acquired 1,000,000 Fly shares from Babcock & Brown at a price of $8.78 per share or $8.8 million. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.
Pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”), on April 29, 2010 we repurchased 2,011,265 of our shares from Babcock & Brown at a price of $8.78 per share or $17.7 million. On this date, the closing price of Fly’s shares was $12.42 per share.
On April 29, 2010, the loan indenture for our Notes was amended to remove a servicer termination event which would have been triggered when Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. We also amended the facility agreement covering our Aircraft Acquisition Facility to remove defaults which would have been triggered when Babcock & Brown ceased to hold at least 5% of Fly’s outstanding shares or 51% of the capital stock of BBAM. In addition, we amended the service agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown.
On August 2, 2010, one of the Company’s lessees, Mexicana, sought protection from its creditors with bankruptcy filings. The Company had one aircraft on lease with Mexicana and terminated the lease on August 9, 2010. The Company entered into a court approved settlement agreement with Mexicana on October 12, 2010 and the Company has taken repossession of this aircraft. In connection with the termination of the lease, the Company recognized end of lease income of $2.9 million. In addition, the Company wrote off receivables of $0.3 million and may be responsible for approximately $0.5 million of maintenance expenses incurred by Mexicana in connection with work performed on one of the aircraft’s engines. The Company expects to incur additional charges in taking possession of the aircraft and preparing it for re-lease.

In conjunction with the Aviation Assets Purchase Transaction, the management agreement with the Manager was amended on April 29, 2010. The term of the new management agreement is for five years, with five-year renewals. The new agreement also provides for an early termination fee payable by Fly, which declines upon each renewal, during the first three five-year terms. In addition, the amended management agreement no longer contains an incentive fee to the Manager linked to dividend growth. Instead, we have adopted an equity compensation plan to incentivize key employees of the Manager as described below.
On April 29, 2010, we also adopted a 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. We made an aggregate grant of 599,999 shares in the form of stock appreciation rights (‘SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to us pursuant to management and servicing agreements.
At our annual general meeting of shareholders held on June 29, 2010, shareholders approved the Company’s name change to “Fly Leasing Limited.”
On July 30, 2010, we repurchased the remaining 1,411,264 shares held by Babcock & Brown in connection with our 2010 Repurchase Program. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. On July 30, 2010, Fly’s closing price was $11.70 per share.
Market Conditions
We continue to see a general improvement in the financial condition of the airline industry worldwide driven by increasing airline profitability and worldwide economic expansion. This recovery has resulted in increasing aircraft values and increased demand from our airline customers, as well as increases in lease rates for newer aircraft. Despite this overall industry improvement, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. As of September 30, 2010, we have four aircraft off-lease. In addition, we have two aircraft coming off-lease within the next twelve months that are in the process of being re-marketed by our Servicer.
Critical Accounting Policies and Estimates
We have prepared our consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Other than the addition of an accounting policy in regards stock-based compensation, we have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009.
Stock-Based Compensation
We have issued 599,999 shares in the form of SARs and RSUs under our 2010 Plan. In accordance with GAAP, compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.
New Accounting Pronouncements
In accordance with a FASB pronouncement, commencing March 31, 2010 we have performed, as applicable, ongoing analysis and reassessment to determine whether we hold any variable interest or interests that would give us a controlling financial interest in a variable interest entity. The pronouncement identified the characteristics of the primary beneficiary of a variable interest entity and amended the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.
On January 21, 2010, the FASB issued an accounting standard update that requires an entity to provide additional disclosure regarding fair value measurements: (i) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, (ii) the reasons for any transfers in or out of Level 3 and (iii) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis (“Level 3 Reconciliation Information”). In addition to these new disclosure requirements, certain existing required disclosure requirements were also clarified. Except for the Level 3 Reconciliation Information requirement, the accounting standard update is effective for interim and annual reporting periods beginning in 2010.

Operating Results
Management’s discussion and analysis of operating results presented below relates to the consolidated statements of income of Fly for the three and nine months ended September 30, 2010 and 2009.
Consolidated Statements of Income of Fly for the three months ended September 30, 2010 and 2009

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2010	2009
	(Dollars in thousands)
Revenues
Operating lease revenue	$51,736	$54,282
Equity earnings from BBAM LP	1,277	—
Gain on sale of aircraft	8,912	—
Gain on purchase of notes payable	—	12,515
Lease termination settlement	570	611
Interest and other income	115	387

Total revenues	62,610	67,795

Expenses
Depreciation	21,320	21,128
Interest expense	18,781	20,382
Selling, general and administrative	6,836	4,765
Debt purchase option amortization	—	3,409
Maintenance and other costs	1,080	498

Total expenses	48,017	50,182

Net income before provision for income taxes	14,593	17,613
Income tax provision	2,391	3,164

Net income	$12,202	$14,449

As of September 30, 2010 and 2009, we had 59 and 62 aircraft in our portfolio, respectively. As of September 30, 2010, we had 55 aircraft on lease to 33 lessees, with four aircraft off-lease, compared to September 30, 2009, when 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended September 30, 2010, operating lease revenue totaled $51.7 million, a decrease of $2.5 million compared to the three months ended September 30, 2009. The decrease was primarily due to (i) lower revenue resulting from aircraft off-lease of $2.0 million, (ii) reductions in lease rates due to lease restructurings totaling $1.4 million, (iii) $1.2 million decrease resulting from reclassifying a lessee to non-accrual status, (iv) increase in amortization of net lease discount and lease incentive of $0.8 million and (v) other miscellaneous items resulting in reduction of $0.7 million. The decreases were partially offset by: (i) recognition of end of lease redelivery adjustments and maintenance payment liabilities retained totaling $3.0 million in the three months ended September 30, 2010 with no corresponding revenue recognized in the three months ended September 30, 2009 and (ii) aircraft that were previously off-lease that have been re-marketed resulting in an incremental increase of $0.6 million.
Amortization of lease incentives recorded as reduction of operating lease revenue totaled $1.4 million and $1.1 million for the three months ended September 30, 2010 and 2009, respectively.
On April 29, 2010, we commenced recording equity earnings from our 15% interest in BBAM LP. For the three month period ended September 30, 2010, we recorded equity earnings of $1.3 million.
In the three months ended September 30, 2010, the Company sold three aircraft for an aggregate gain on sale of $8.9 million. There was no sale of aircraft in 2009.

During the three months ended September 30, 2009, we purchased, through a wholly-owned subsidiary, $25.0 million principal amount of Notes issued by B&B Air Funding for a purchase price of $12.0 million, including associated expenses. In connection with the purchase of the Notes, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totaling $0.5 million. We recognized a pre-tax gain on purchase of Notes of $12.5 million. The purchased Notes remain outstanding.
In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments thru 2012 with interest at 8.0% per annum. Payments of $0.6 million were received during each of the three months ended September 30, 2010 and 2009. Due to collectability concerns, future payments will only be recognized as cash is received.
Depreciation expense during the three months ended September 30, 2010 was $21.3 million, compared to $21.1 million for the three months ended September 30, 2009.
Compared to the three months ended September 30, 2009, interest expense decreased by $1.6 million in the three months ended September 30, 2010 to $18.8 million. The decrease was primarily due to $1.6 million decrease in swap interest expense resulting from reduced hedging of floating interest rate debt.
Selling, general and administrative expenses were $6.8 million and $4.8 million for the three months ended September 30, 2010 and 2009, respectively. The increase of $2.0 million was primarily due to recognition of stock based compensation expense totaling $1.9 million related to the RSUs and SARS issued under our 2010 Plan.
During 2009, we entered into agreements, through a subsidiary, to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we had the right to purchase up to $50.0 million principal amount of the Notes at any time prior to November 17, 2009 for $24.0 million and had the right to purchase another $50.0 million principal amount at any time prior to March 17, 2010 for $24.0 million. In connection with these agreements, we paid fees totaling $7.0 million which were amortized over the option terms. For the three months ended September 30, 2009, we amortized $3.4 million of these fees. As of September 30, 2010, the fees paid for the options have been fully amortized.
During the three months ended September 30, 2010 and 2009, maintenance and other leasing costs totaled $1.1 million and $0.5 million, respectively. The increase primarily consisted of aircraft expenses related to the aircraft previously on lease to Mexicana.
Our provision for income taxes of $2.4 million and $3.2 million during the three months ended September 30, 2010 and 2009, respectively, consists primarily of Irish income taxes. The resulting effective tax rate for the three months ended September 30, 2010 and 2009 was 16.4% and 18.0%, respectively. We recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the Note purchases made in 2009. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Although no definitive proposals have been announced, there have been recent news reports that as a result of its financial condition, Ireland is facing increasing political pressure from other EU countries to increase its corporate tax rates.  A future increase in Ireland’s corporate tax rates could have an adverse impact on our financial performance.
Our consolidated net income was $12.2 million and $14.4 million for the three months ended September 30, 2010 and 2009, respectively, a decrease of $2.2 million.

Consolidated Statements of Income of Fly for the nine months ended September 30, 2010 and 2009

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2010	2009
	(Dollars in thousands)
Revenues
Operating lease revenue	$167,419	$161,434
Equity earnings from BBAM LP	1,857	—
Gain on sale of aircraft	8,912	—
Gain on purchase of notes payable	—	70,136
Gain on sale of option to purchase notes payable	12,501	—
Lease termination settlement	1,739	7,707
Interest and other income	1,304	2,117

Total revenues	193,732	241,394

Expenses
Depreciation	63,701	62,488
Interest expense	56,603	60,969
Selling, general and administrative	19,481	15,888
Debt purchase option amortization	947	4,476
Maintenance and other costs	2,433	1,493

Total expenses	143,165	145,314

Net income before provision for income taxes	50,567	96,080
Income tax provision	8,538	20,686

Net income	$42,029	$75,394

As of September 30, 2010 and 2009, we had 59 and 62 aircraft in our portfolio, respectively. As of September 30, 2010, we had 55 aircraft on lease to 33 lessees, with four aircraft off-lease, compared to September 30, 2009, when 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the nine months ended September 30, 2010, operating lease revenue totaled $167.4 million, an increase of $6.0 million compared to the nine months ended September 30, 2009. The increase was primarily due to: (i) recognition of end of lease redelivery adjustments and maintenance payment liabilities retained totaling $17.2 million in the nine months ended September 30, 2010 with no corresponding revenue recognized in the nine months ended September 30, 2009 and (ii) aircraft previously off-lease that were re-marketed and aircraft transitioned from one lessee to another resulting in an incremental increase of $2.3 million. The increases were partially offset by (i) a decrease of $1.6 million in rents on floating-rate leases due to decreases in LIBOR, (ii) reductions in lease rates due to lease restructurings totaling $4.1 million, (iii) lower revenue resulting from aircraft off-lease of $4.9 million, (iv) increase in amortization of net lease discount and lease incentive of $2.1 million, and (v) other miscellaneous items totaling $0.8 million.
Amortization of lease incentives recorded as reduction of operating lease revenue totaled $4.0 million and $3.2 million for the nine months ended September 30, 2010 and 2009, respectively.
On April 29, 2010, we commenced recording equity earnings from our 15% interest in BBAM LP. For the nine months ended September 30, 2010, we recorded equity earnings of $1.9 million.

During the nine months ended September 30, 2009, we purchased, through a wholly-owned subsidiary, $144.4 million principal amount of Notes issued by B&B Air Funding for a purchase price of $71.0 million, including associated expenses. In connection with the purchase of the Notes, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totaling $3.3 million. We recognized a pre-tax gain on purchase of Notes of $70.1 million. The purchased Notes remain outstanding.
During the nine months ended September 30, 2010, we sold to an unrelated third party our option to purchase up to $50.0 million principal amount of Notes for $24.0 million and received consideration of $12.5 million (see below).
In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments thru 2012 with interest at 8.0% per annum. Payments totaling approximately $1.7 million and $7.7 million were received during the nine months ended September 30, 2010 and 2009, respectively. Due to collectability concerns, future payments will only be recognized as cash is received.
Depreciation expense during the nine months ended September 30, 2010 was $63.7 million, compared to $62.5 million for the nine months ended September 30, 2009. The increase of $1.2 million was primarily due to adjustments made in 2009 for changes in salvage value and estimated economic useful life of certain aircraft.
Compared to the nine months ended September 30, 2009, interest expense decreased by $4.4 million in the nine months ended September 30, 2010 to $56.6 million. The decrease was primarily due to $3.0 million decrease in swap interest expense resulting from reduced hedging of floating interest rate debt, $1.2 million decrease in interest expense resulting from lower floating interest rate and principal repayments, and $1.2 million decrease in loan fees resulting from the expiration of credit commitment on the Aircraft Acquisition Facility in November 2009. This decrease was partially offset by a $1.0 million increase in interest and loan fees associated with our Credit Facility.
Selling, general and administrative expenses were $19.5 million and $15.9 million for the nine months ended September 30, 2010 and 2009, respectively. The increase of $3.6 million was primarily due to (i) stock based compensation expense totaling $2.8 million related to the RSUs and SARs issued under our 2010 Plan and (ii) professional fees incurred in connection with the amendments of our Management and Servicing Agreements and amendment of the Aircraft Acquisition Facility totaling $2.2 million. These fees were reimbursed by Babcock and Brown and the reimbursement was treated as a capital contribution. The increase was partially offset by (i) decrease in foreign currency exchange losses incurred on value added tax payments made during the first quarter of 2009, and (ii) decrease in other professional fees.
During 2009, we entered into agreements, through a subsidiary, to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we had the right to purchase up to $50.0 million principal amount of the Notes at any time prior to November 17, 2009 for $24.0 million and had the right to purchase another $50.0 million principal amount at any time prior to March 17, 2010 for $24.0 million. In connection with these agreements, we paid fees totaling $7.0 million which were amortized over the option terms. As of September 30, 2010, the fees paid for the options have been fully amortized.
During the nine months ended September 30, 2010 and 2009, maintenance and other leasing costs totaled $2.4 million and $1.5 million, respectively. The increase is attributable primarily to aircraft expenses related to the aircraft on lease to Mexicana.
Our provision for income taxes of $8.5 million and $20.7 million during the nine months ended September 30, 2010 and 2009, respectively, consists primarily of Irish income taxes. The resulting effective tax rate for the nine months ended September 30, 2010 and 2009 was 16.9% and 21.5%, respectively. We recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the sale of our option to purchase Notes in 2010 and Note purchases made in 2009. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Although no definitive proposals have been announced, there have been recent news reports that as a result of its financial condition, Ireland is facing increasing political pressure from other EU countries to increase its corporate tax rates.  A future increase in Ireland’s corporate tax rates could have an adverse impact on our financial performance.

Our consolidated net income was $42.0 million and $75.4 million for the nine months ended September 30, 2010 and 2009, respectively, a decrease of $33.4 million.
Liquidity and Capital Resources
Cash Flows of Fly for the nine months ended September 30, 2010 and 2009
Our primary source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition, and interest and principal paid on the Notes purchased by our subsidiary. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition was applied to repayment of outstanding principal. Accordingly, our primary source of cash is distributions made to us from B&B Air Funding.
We generated cash from operations of $84.0 million and $100.0 million for the nine months ended September 30, 2010 and 2009, respectively. The decrease of $16.0 million is primarily due to the lump-sum settlement proceeds received in 2009 in connection with the early termination of certain leases and the reduction in rental revenues in 2010.
For the nine months ended September 30, 2010 and 2009, cash provided by investing activities totaled $74.6 million and cash used in investing activities totaled $6.1 million, respectively. Lessor maintenance contributions totaled $2.9 million and $6.1 million for the nine months ended September 30, 2010 and 2009, respectively. In addition, during the nine months ended September 30, 2010 we paid $8.75 million for our 15% interest in BBAM LP. We sold three aircraft in September 2010 and recognized a gain on sale totaling $8.9 million. In the nine months ended September 30, 2009, we did not sell any aircraft. We did not acquire any aircraft in the nine months ended September 30, 2010 and 2009.
Cash used in financing activities for the nine months ended September 30, 2010 totaled $140.8 million, compared to $72.8 million for the nine months ended September 30, 2009. In the nine months ended September 30, 2010, we: (i) made additions to our restricted cash accounts totaling $107.5 million of which $86.3 million were proceeds from the sale of our aircraft, subsequently, $67.3 million of this amount was used to reduce the outstanding Notes and the balance was released as unrestricted cash, (ii) repurchased our shares for $35.5 million, (iii) made principal repayments on our Aircraft Acquisition Facility totaling $24.8 million and (iv) paid dividends of $17.1 million. This was partially offset by (i) cash consideration totaling $12.5 million in connection with the sale of an option to purchase $50.0 million principal amount of Notes for $24.0 million and (ii) net maintenance payment liability receipts of $27.3 million. In the nine months ended September 30, 2009, we: (i) repurchased Notes for $71.0 million, (ii) paid dividends of $18.6 million, (iii) made additions to our restricted cash accounts totaling $16.8 million, and (iv) repurchased our shares for $9.1 million. This was partially offset by $19.9 million of net maintenance payment liability receipts and $30.8 million of borrowings under our Credit Facility.
Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest payments made on our debt, operating expenses, dividend payments and capital expenditures on our aircraft.
During the quarter ended September 30, 2010, we entered into sale-leaseback agreements with flyDubai for the purchase of three aircraft for an aggregate purchase price of approximately $122.4 million.  Subsequent to quarter end, we sold rights to purchase one of these aircraft to a third party prior to its delivery from the manufacturer.  The remaining two aircraft are scheduled to be delivered in December 2010 and February 2011.  The remaining purchase price commitment for these two aircraft is approximately $81.6 million.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next twelve months and provide additional funds that may be invested to create value for our shareholders.

Our liquidity needs also include the funding of aircraft acquisitions. We do not expect to finance these needs solely from operating cash flow and we may need to finance these acquisitions through additional borrowings, and debt or equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.
Despite a general improvement in the financial condition of the airline industry worldwide, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. We have completed several restructuring requests and may receive additional requests for lease restructurings from troubled lessees. This could result in a reduction in our annual revenues. We have four aircraft off-lease as of September 30, 2010 and one of our lessees recently sought protection from its creditors. In addition, we have two aircraft coming off-lease within the next twelve months that our Servicer is in the process of re-marketing.
The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow additional amounts. All available cash flow from aircraft held by B&B Air Acquisition is applied to the outstanding principal balance after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. As of September 30, 2010, the Aircraft Acquisition Facility had an outstanding balance of $569.8 million.
In June 2009, we entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. As of December 31, 2009, we had borrowed $32.3 million under the Credit Facility. On August 16, 2010, the Credit Facility was amended and restated (“Amended Credit Facility”) to increase our borrowing up to $85.0 million with lower collateral requirement and interest. The Amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. As of September 30, 2010, we have borrowed $40.0 million under the Amended Credit Facility. The Amended Credit Facility is currently secured by a pledge of our rights, title and interest in $80.0 million principal amount of Notes held by a wholly-owned subsidiary. We are subject to certain interest coverage ratios and other financial covenants as specified in the Amended Credit Facility. As of September 30, 2010, we were not in default under the Amended Credit Facility.
In connection with the Aviation Assets Purchase Transaction, we amended our facility and loan agreements on April 29, 2010. The loan indenture for our Notes was amended to remove a servicer termination event which would have been triggered when Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. The facility agreement covering our Aircraft Acquisition Facility was amended to remove defaults which would have been triggered when Babcock & Brown ceased to hold at least 5% of Fly’s outstanding shares or 51% of the capital stock of BBAM. In addition, we amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown.
We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. All amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.
We may also seek to refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes, of which 20% will be returned to us in respect of the Notes purchased and held by our subsidiary. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Our access to debt and equity financing to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. Our strategy of growing our aircraft portfolio requires access to the capital markets to secure new debt and equity financings.
Dividends and Share Repurchases. We paid dividends of $0.20 per share for the fourth quarter of 2009 and the first and second quarters of 2010 in February, May and August 2010, respectively. The aggregate cash requirement for these dividends was approximately $17.1 million. On October 15, 2010, Fly declared a dividend of $0.20 per share. The dividend is payable on November 19, 2010 to shareholders of record at October 29, 2010. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

We had a share repurchase program that authorized the repurchase of up to $30.0 million of our shares through June 2010. From the inception of this share repurchase program to June 30, 2010, we repurchased 3,323,502 shares at an average price of $4.68 per share.
On April 29, 2010, with authorization from our Board of Directors, we repurchased an additional 2,011,265 shares from Babcock & Brown at a price of $8.78 per share under a Securities Repurchase Agreement.
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. On July 30, 2010, we repurchased 1,411,264 shares from Babcock & Brown in connection with our 2010 Repurchase Program. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. We repurchased an additional 228,950 shares at a weighted average price of $11.93 per share in August and September 2010. At September 30, 2010, there were 26,628,469 shares outstanding and the remaining balance of the 2010 Repurchase Program was $12.4 million.
Note Purchases. During the nine months ended September 30, 2009, we purchased through a wholly-owned subsidiary $144.4 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $71.0 million, including associated expenses. The amounts include $25.0 million principal amount of Notes purchased on exercise of an option as described below. Subsequent to September 30, 2009, we purchased an additional $25.0 million principal amount of Notes on exercise of an option, for a total purchase price of $12.0 million, including associated expenses. The Notes are held by a subsidiary and remain outstanding.
As of September 30, 2010, Notes in the principal amount totaling $80.0 million were pledged to the lender under our Amended Credit Facility.
Option Agreements. In 2009, we entered into two option agreements for a total cost of $7.0 million to purchase up to a total of $100.0 million principal amount of the Notes for 48% of the principal amount or for a total purchase price of $48.0 million. We exercised the first option in 2009 and purchased a total of $50.0 million principal amount of Notes for $24.0 million.
During the nine months ended September 30, 2010, we sold to an unrelated third party our rights to the second option to purchase $50.0 million principal amount of Notes for 48% of the principal amount and received cash consideration totaling $12.5 million.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In certain cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. During the nine months ended September 30, 2010, we received $33.1 million of maintenance payments from lessees, made maintenance payment disbursements of $5.8 million and also made contributions of $2.9 million toward major maintenance.

Financing
Securitization
In October 2007 our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. During the nine months ended September 30, 2009, we repurchased through a wholly-owned subsidiary $144.4 million principal amount of the Notes issued by B&B Air Funding in the Securitization for a total purchase price of $71.0 million, including associated expenses. The amounts include $25.0 million principal amount of Notes purchased on exercise of an option. Subsequent to September 30, 2009, we purchased an additional $25.0 million principal amount of Notes on exercise of an option, for a total purchase price of $12.0 million, including associated expenses. The Notes are held by a subsidiary and remain outstanding.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes.
Payment Terms. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month of which $0.2 million will be paid to us in respect of the Notes repurchased, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effectively after July 2012, cash flow available to us from the aircraft held by B&B Air Funding will only be through the Notes we continue to hold. The final maturity date of the Notes is November 14, 2033. In the nine months ended September 30, 2010, we made total principal repayments of $1.5 million.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
We may seek to refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted there under, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture.
Default and Remedies. Events of default under the transaction documents include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes.

In connection with the Aviation Assets Purchase Transaction, we amended our loan agreement on April 29, 2010 to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•
Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to the fifth anniversary of April 29, 2010 for any reason other than death or disability; and

•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described in the Indenture Agreement.
As of September 30, 2010, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be, at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties.

Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base as specified in the facility agreement. If the borrowing base falls below the specified level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of September 30, 2010, the $184.0 million and $96.0 million of Tranche B and the equity tranche, respectively, were fully drawn and $385.8 million under Tranche A is outstanding.
Commitment Fees. Until November 6, 2009, fees of 0.3% per annum were payable on unutilized commitments under Tranche A.
Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The Aircraft Acquisition Facility provides that all amounts outstanding on November 6, 2012, must be repaid in four quarterly installments. In the nine months ended September 30, 2010, we made total principal repayments of $24.8 million.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for Tranche A is 1.50% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with borrowings under the Aircraft Acquisition Facility.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the tranche of equity, and both Tranche A and B rank above the tranche of equity.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,
•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,
•	failure to maintain required insurance levels,
•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,
•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,
•	certain early terminations of B&B Air Acquisition’s swap agreements, and
•	failure to meet interest coverage ratios,
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.

In conjunction with the Aviation Assets Purchase Transaction, the facility agreement was amended on April 29, 2010 to remove defaults which would have been triggered when Babcock & Brown ceased to hold at least 5% of Fly’s outstanding shares or 51% of the capital stock of BBAM. Pursuant to the amendment, default events now include (i) BBAM LP ceasing to own at least 51% of the Servicer or (ii) Fly ceasing to own at least 5% of BBAM LP.
We also amended the servicing agreement to remove a servicer termination event linked to the failure by the Servicer to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the servicer must now deliver financial statements of BBAM LP on a quarterly and annual basis to the lenders and to Fly.
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement.
As of September 30, 2010, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Credit Facility
We had a $32.3 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of December 31, 2009, we had borrowed $32.3 million under the Credit Facility. The Credit Facility was secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary.
On August 16, 2010, the Credit Facility was amended and restated (“Amended Credit Facility”) to increase our borrowing capacity up to $85.0 million. The Amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of September 30, 2010, the extension options had nominal value.
As of September 30, 2010, we had borrowed $40.0 million under the Amended Credit Facility. The Amended Credit Facility is secured by a pledge of our rights, title and interest in $80.0 million principal amount of Notes held by our wholly owned subsidiary. We are subject to certain interest coverage ratios and other financial covenants as specified in the Amended Credit Facility. As of September 30, 2010, we were not in default under the Amended Credit Facility.
Capital Expenditures
We made no aircraft acquisitions during the nine months ended September 30, 2010 or 2009. During the quarter ended September 30, 2010, we entered into sale-leaseback agreements with an airline for the purchase of three aircraft for an aggregate purchase price of approximately $122.4 million.  Subsequent to quarter end, we sold rights to purchase one of these aircraft to a third party prior to its delivery from the manufacturer.  The remaining two aircraft are scheduled to be delivered in December 2010 and February 2011.  The remaining purchase price commitment for these two aircraft is approximately $81.6 million. We may make aircraft acquisitions in the future.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of September 30, 2010, the weighted average age of the aircraft in our portfolio was 8.1 years. In general, the cost of operating an aircraft, including capital expenditures, increases with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Amended Credit Facility. 47 out of our 55 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.5 million and would have increased or decreased our revenues by $2.0 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of September 30, 2010, the fair market value of our interest rate swap derivative liabilities was $105.1 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $1.6 million or $1.7 million, respectively. As of September 30, 2010, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
Item 4. Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2010, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended September 30, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.
Item 1A. Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 8, 2010, and Form 6-K filed with the SEC on May 7, 2010, both of which are accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
On June 21, 2008, our Board of Directors approved a share repurchase program authorizing Fly to repurchase up to $30.0 million of its shares through June 21, 2009 (“2008 Repurchase Program”). The Board of Directors subsequently approved an extension of the program through June 2010. Under the 2008 Repurchase Program, we repurchased shares totaling 3,323,502 at an average price of $4.68 per share or $15.6 million.
On April 29, 2010, with authorization from our Board of Directors, we repurchased an additional 2,011,265 shares from Babcock & Brown at a price of $8.78 per share, or $17.7 million, under a Securities Repurchase Agreement.
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of further repurchases under the 2010 Repurchase Program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
The following table summarizes our repurchases of our common shares during the third quarter of 2010 under our 2010 Repurchase Program:

			Total Number of Shares	Approximate Dollar Value
	Total Number	Average Price	Purchased as Part of a	of Shares that may yet be
	of Shares	Paid Per	Publicly Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
July 2010	1,411,264	$10.50	1,411,264	$15.2 million
August 2010	9,100	$11.10	9,100	$15.1 million
September 2010	219,850	$11.97	219,850	$12.4 million
Item 3. Defaults Upon Senior Securities
None.
Item 5. Other Information
None.
Item 6. Exhibits
None.